Exhibit 99.2

Press Contact:
Barry Holt
203-517-3110
Barry.Holt@isg-one.com

Investor Contact:
David Berger
203-517-3104
David.Berger@isg-one.com

INFORMATION SERVICES GROUP ANNOUNCES COMMENCEMENT
OF DUTCH AUCTION TENDER OFFER FOR UP TO

$12 MILLION OF ITS COMMON STOCK

Also announces plans to expand its share repurchase program by $15 million;

Amends Credit Agreement, increasing revolver capacity by $15 million

STAMFORD, Conn., March 9, 2016 — Information Services Group, Inc. (ISG) (NASDAQ: III), a leading technology insights, market intelligence and advisory services company, today announced that it will commence on March 10, 2016 a modified “Dutch auction” tender offer to purchase up to $12 million of its common stock, par value of $0.001 per share (“Common Stock”) at a price not greater than $4.00 nor less than $3.30 per share. The Company intends to pay for the share repurchases from its existing cash balances and through the revolver on its credit facility.

Modified Dutch Auction Tender Offer

ISG will offer to purchase up to $12 million in value of its Common Stock at a price not greater than $4.00 nor less than $3.30 per share. In accordance with the rules of the Securities and Exchange Commission (“SEC”), ISG may increase the number of shares of stock accepted for payment in the offer by no more than 2 percent of the outstanding stock without amending or extending the tender offer. On March 8, 2016, the closing price of Common Stock was $3.28 per share. The tender offer will commence tomorrow, March 10, 2016, and will expire at 5:00 p.m., New York City time, on April 7, 2016, unless extended. Tender of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration date, in each case, in accordance with the procedures described in the tender offer materials.

A modified “Dutch auction” tender offer allows stockholders to indicate how much stock and at what price within the specified offer range they wish to tender their stock. Based on the number of shares tendered and the prices specified by the tendering stockholders, ISG will determine the lowest price per share within the specified range that will enable it to purchase $12 million of Common Stock at such price, or such lesser number of shares that are tendered and not withdrawn, subject to the terms of the tender offer. All stock purchased in the tender offer will be purchased at the same price, even if the stockholder tendered at a lower price, so in some cases ISG may purchase stock at a price above the price indicated by the stockholder tendering that stock. If the tender offer is fully subscribed, the maximum number of shares proposed to be purchased in the tender offer represents approximately 8% of ISG’s currently outstanding Common Stock at the high end of the price range and approximately 10% of ISG’s currently outstanding Common Stock at the low end of the price range.

If, at the final purchase price, shares representing more than $12 million in value of Common Stock at the applicable purchase price (or such greater number of shares as ISG may choose to purchase without amending or extending the offer) are properly tendered, not properly withdrawn from and accepted pursuant to the offer to purchase, ISG will purchase stock tendered at or below that price subject to the “odd lot” priority, proration and conditional tender provisions set forth in the tender offer documents. The tender offer will not be conditioned upon any minimum number of shares being tendered. The tender offer will be, however, subject to certain conditions described in the tender offer documents, which will be distributed to stockholders of record and also will be made available for distribution to beneficial owners of ISG’s Common Stock. These documents will contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.

While ISG’s Board of Directors has authorized the tender offer, it has not, nor has the Company, management, the Dealer Manager, the Information Agent or the Depositary of the tender offer made any recommendation to any stockholder as to whether to tender or refrain from tendering any stock or as to the price or prices at which stockholders may choose to tender their stock.  ISG has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their stock and, if so, how much stock to tender and at what price or prices. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, when available, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors.

The tender offer described in this release has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Common Stock. The solicitation and offer to buy Common Stock will only be made pursuant to the offer to purchase and the other tender offer documents, which will be distributed to stockholders of record and also will be made available for distribution to beneficial owners of ISG’s Common Stock. A free copy of the tender offer documents that will be filed by ISG with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or from ISG’s website at www.isg-one.com.  Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the offer. For questions and information, stockholders may call Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 toll-free in the US and Canada and for other locations at (412) 232-3651.  BofA Merrill Lynch will serve as the dealer manager for the tender offer.

The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal, and any amendments or supplements thereto, which will be filed with the SEC.  The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction.

Stock Buyback Authorization

The Company’s Board of Directors today approved a new share repurchase authorization of up to $15 million.  The new share repurchase program will take effect upon completion of the Company’s current program, which has approximately $14.7 million remaining.  Therefore, the Company has approximately $30 million in the aggregate available under its share repurchase program.  The share repurchase program is expected to be executed over time and will include the tender offer.

Amended Credit Agreement

ISG also has amended its Credit Agreement originally entered into on May 3, 2013.  The amendment increases the revolving line of credit commitment by $15 million to a total of $40 million.  ISG currently has $30 million of borrowing availability under the revolving line of credit after taking into account $10 million of borrowings thereunder.

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About Information Services Group

Information Services Group (ISG) (NASDAQ: III) is a leading technology insights, market intelligence and advisory services company, serving more than 500 clients around the world to help them achieve operational excellence. ISG supports private and public sector organizations to transform and optimize their operational environments through research, benchmarking, consulting and managed services, with a focus on information technology, business process transformation, program management services and enterprise resource planning. Clients look to ISG for unique insights and innovative solutions for leveraging technology, the deepest data source in the industry, and more than five decades of experience and global leadership in information and advisory services. Based in Stamford, Conn., the company has more than 1,000 employees and operates in 21 countries.

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Forward-Looking Statements

This communication contains “forward-looking statements” which represent the current expectations and beliefs of management of ISG concerning future events and their potential effects. Statements contained herein including words such as “anticipate,” “believe,” “contemplate,” “plan,” “estimate,” “expect,” “intend,” “will,” “continue,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks relate to inherent business, economic and competitive uncertainties and contingencies relating to the businesses of ISG and its subsidiaries including without limitation: (1) failure to secure new engagements or loss of important clients; (2) ability to hire and retain enough qualified employees to support operations; (3) ability to maintain or increase billing and utilization rates; (4) management of growth; (5) success of expansion internationally; (6) competition; (7) ability to move the product mix into higher margin businesses; (8) general political and social conditions such as war, political unrest and terrorism; (9) healthcare and benefit cost management; (10) ability to protect ISG and its subsidiaries’ intellectual property and the intellectual property of others; (11) currency fluctuations and exchange rate adjustments; (12) ability to successfully consummate or integrate strategic acquisitions; (13) engagements may be terminated, delayed or reduced in scope by clients. Certain of these and other applicable risks, cautionary statements and factors that could cause actual results to differ from ISG’s forward-looking statements are included in ISG’s filings with the U.S. Securities and Exchange Commission. ISG undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.